SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

TAT TECHNOLOGIES LTD.
(Name of Registrant)

Hamelacha 5, Netanya 4250407 Israel
(Address of Principal Executive Office)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

Special General Meeting of Shareholders – Supplemental Information

TAT Technologies Ltd. (the “Company”) hereby provides the following supplemental information in connection with the Special General Meeting of Shareholders of the Company be held on March 20, 2025, at 500 P.M. Israel time, at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel (the “Meeting”).
Information

Calculation of Potential Dilution:

Below is a calculation of the Company’s potential dilution assuming adoption of ALL the agenda items at the Meeting, which as clearly stated in the calculation below, will be less than 10% (all calculations based on data as of December 31, 2024):

-	Outstanding Share Capital:
10,940,358 ordinary shares

-	Existing Shares Available for Future Grants under the Company’s 2012 Plan and 2022 Plan: 485,625 options consisting of the following:

o	2012 Plan: 200,625 options (as of December 31, 2024) less 50,000 options proposed to be granted to Mr. Amos Malka in the Meeting (as described in Item 4 of the Proxy Statement).

o	2022 Plan: 285,000 options (as of December 31, 2024) less 200,000 options proposed to be granted to Mr. Igal Zamir in the Meeting under the 2022 Plan (as described in Item 4 of the Proxy Statement).

-	Granted and Outstanding Unexercised Options:
491,755 options consisting of the following:

o	2012 Plan: 291,130 options (as of December 31, 2024) plus 50,000 options proposed to be granted to Mr. Amos Malka in the Meeting (as described in Item 4 of the Proxy Statement).

o	2022 Plan: 200,625 options (as of December 31, 2024) plus 200,000 options proposed to be granted to Mr. Igal Zamir in the Meeting under the 2022 Plan (as described in Item 4 of the Proxy Statement).

-	Pool Increase Requested to be Approved at the Meeting:
200,000 options

o	200,000 options pool increase to the 2022 Plan proposed to be adopted in the Meeting (as described in Item 5 of the Proxy Statement).

o
To avoid double counting, it is clarified that the proposed option grants to Mr. Zamir and Mr. Malka at the Meeting are being granted from the existing shares available under the Plans and have already been taken into account in the calculations above.

Accordingly the potential dilution assuming adoption of all the agenda items at the Meeting will be 9.72%, which is less than 10%.

(491,755 + 485,625 + 200,000) = 1,177,380
1,177,380 / (10,940,358 + 1,177,380) = 9.72%.

The Company further advises that it has elected to further revise the Company’s Executives and Directors Compensation Policy presented to the Company shareholder for approval at the Meeting in Item 1 (and Appendix A the Proxy Statement), to clarify in Section 6.5.7 of the Policy that the maximum dilution as a result of the grant of equity-based compensation to Executives shall not exceed 10%.

General Meeting Information

Further information regarding the proposals on the agenda for the Meeting is included in the Company’s Proxy Statement, dated February 11, 2025, which was mailed to the Company’s shareholders and foiled with the Commission.

Please note that the date and time of the Meeting have not changed, and that you may use the form of proxy card and written ballot previously provided with respect to the Meeting.

The Company shall deem the votes submitted in connection with the Meeting as incorporating the items amended herewith.

If you have already submitted your proxy card or written ballot and wish to revise your vote in view of this announcement, please act in accordance with the instructions set forth under the title "Voting and Proxies" in the Proxy Statement for the Meeting.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Ehud Ben-Yair
Ehud Ben-Yair
Chief Financial Officer

Date: March 10, 2025